INTEGRITY MUTUAL FUNDS
1 North Main Street
Minot, North Dakota 58703

March 27, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Disclosure and Review
Attn: Christina DiAngelo (202) 551-6963
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Response to comments received on the Sarbanes-Oxley review of the report filings for the following funds managed by Integrity Money Management, Inc., a wholly owned subsidiary of Integrity Mutual Funds, Inc.:

Fund	Fiscal Year-End	811#
Integrity Fund of Funds, Inc.	December 31, 2007	811-08824
Montana Tax-Free Fund, Inc.	December 31, 2007	811-07738
ND Tax-Free Fund, Inc.	December 31, 2007	811-05681
The Integrity Funds	December 31, 2007	811-07322
Integrity High Income Fund
Integrity Growth & Income Fund
Integrity Health Sciences Fund
Integrity Technology Fund
Integrity Small Cap Growth Fund
Integrity Total Return Income Fund
Integrity Managed Portfolios	July 31, 2008	811-06153
Kansas Insured Intermediate Fund
Kansas Municipal Fund
Nebraska Municipal Fund
Oklahoma Municipal Fund
Maine Municipal Fund
New Hampshire Municipal Fund

Ms. DiAngelo:

Below are each of the comments received on the annual shareholder reports reviewed by the Office of Disclosure and Review. Each comment contains a response prepared by Integrity Mutual Funds, Inc. The management of Integrity Mutual Funds, Inc. acknowledges that:

•	the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following comments and responses relate to the Annual Reports.

1.	Disclosure of total annual fund operating expense ratio in shareholder letter:
COMMENT:

Management's Discussion on Fund Performance during the periods reviewed didn't include the total annual fund operating expense ratio, gross of any fee waivers or expense reimbursements, as stated in the fee table of the respective Fund's prospectus.

RESPONSE:

In accordance with FINRA Rule 2210, the total annual fund operating expense ratio, gross of any fee waivers or expense reimbursements, will be included in Management's Discussion on Fund Performance in future reports.

2.	Amended Filings
COMMENT:

Examiner noted that there were two instances of amended filings during the review period. The first is the N-SAR amended filing on 08/28/08 for Integrity Fund of Funds, Inc., ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and The Integrity Funds; the second is the Integrity Managed Portfolios N-CSR filing on 09/29/08. Please state the reasons for the amended filings.

RESPONSE:

The N-SAR-A that was filed on 08/27/08 for Integrity Fund of Funds, Inc., ND Tax-Free Fund, Inc, Montana Tax-Free Fund, Inc., and The Integrity Funds inadvertently provided the name of the prior Treasurer (Laura Anderson). An amended filing was done on 08/28/08 to provide the current Treasurer (Adam Forthun).

The N-CSR filing that was done on 09/26/008 for Integrity Managed Portfolios inadvertently provided the incorrect code of ethics (Code of Ethics and Statement on Insider Trading) as an exhibit. An amended filing was done on 9/29/08 to include the Code of Ethics for the Principal Executive and Principal Financial Officers, as required.

In the event that amendment filings are required in the future, a coversheet will be included to explain the reason for the amendment.

3.	Diversification Question
COMMENT:

Please explain how each the following funds have stayed diversified, even though certain positions are large currently. This is in reference to Integrity Health Sciences Fund, Integrity Technology Fund, and Integrity Small Cap Growth Fund.

RESPONSE:

As noted, Integrity Health Sciences Fund, Integrity Technology Fund, and Integrity Small Cap Growth Fund each had several positions that were over 5%. This was due primarily to the decrease in market value and/or asset levels in each of the funds and not due to the acquisition of securities. For the quarter ended December 31, 2007, the fund's Section 851(b)(3)(A) percentage was as follows:

	• Integrity Health Sciences Fund	68.74%
	• Integrity Technology Fund	79.73%
	• Integrity Small Cap Growth Fund	93.79%
4.	Expense Examples disclosure
COMMENT:
Please explain why you use 360 days vs. actual days in the calculation of the Expense Example.
RESPONSE:

The funds' expenses are accrued based on 30/360 day count convention. This is so the expense accruals are in line with the income accruals for the municipal bonds in our municipal bond funds which also have a 30/360 day count convention. The funds that do not have municipal bonds also accrue expense based on 30/360 so that we are consistent across our fund group.

5.	Foreign Tax Expense Classification
COMMENT:
Please explain the nature of the Foreign Tax Expense line item in the Statement of Operations for Integrity Growth & Income Fund.
RESPONSE:

The Foreign Tax Expense line item in the 12/31/07 Integrity Growth & Income Fund annual report reflected the amount of foreign withholding taxes on dividends received from foreign corporations. In the future, any such foreign withholding taxes will be disclosed parenthetically next to the applicable income item instead of as an expense item.

6.	Return of Capital
COMMENT:

Please explain why the Return of Capital mentioned in the Notes to Financial Statements for Integrity High Income Fund is not included in the Financial Highlights or Statement of Changes in Net Assets.

RESPONSE:

The Return of Capital in Integrity High Income Fund was omitted from the Financial Highlights and Statement of Changes in Net Assets because the class-specific amounts were less than a penny per share. Going forward, any return of capital will be disclosed in the Financial Highlights, Statement of Changes in Net Assets and Note 2.

7.	Expense Cap Disclosure
COMMENT:
In Note 4 of the Funds, please add disclosure that explains whether the expense cap includes or excludes acquired fund fees and expenses.
RESPONSE:
In the future, Note 4 will disclose that the stated expense limitation excludes acquired fund fees and expenses.
8.	Unrealized Appreciation/Depreciation—Municipal Funds
COMMENT:
Please explain why the amount of Unrealized Appreciation/Depreciation in Note 2 is different from the amount in Note 6 (ex. $318,531 vs. $292,924 in Maine Municipal Fund).
RESPONSE:

The difference in the amount of Unrealized Appreciation/Depreciation disclosed was due to the treatment of market discount. In the future, market discount will be disclosed as Undistributed Ordinary Income in Note 2 and the amount of Unrealized Appreciation/Depreciation in Note 2 and Note 6 will be consistent.

Sincerely,

Integrity Mutual Funds, Inc.

By:	/s/Brent M. Wheeler
Mutual Fund Chief Compliance Officer